Pure Acquisition Corp.
421 W. 3rd Street, Suite 1000
Fort Worth, Texas 76102

March 5, 2020

Mr. Joshua Shainess

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Pure Acquisition Corp.

Schedule TO-T filed February 7, 2020
Filed by HighPeak Energy Partners II, LP; HighPeak Energy Partners GP II, LP; HighPeak Pure Acquisition, LLC; and Jack Hightower
File No. 005-90824

Ladies and Gentlemen:

Set forth below are the responses of HighPeak Energy Partners II, LP (“we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 18, 2020, with respect to Schedule TO-T, File No. 005-90824, filed with the Commission on February 7, 2020 (the “Schedule TO”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Schedule TO unless otherwise specified. Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”) via EDGAR. We do not believe the changes reflected in Amendment No. 1 are material to the holders of the Public Warrants of Pure Acquisition Corp. and do not intend to extend the Offer following the filing of Amendment No. 1. Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule TO.

Schedule TO-T

Exhibit (a)(1)(A), Offer to Purchase

1.

While you are not required to distribute the offer materials into any foreign jurisdiction, tenders must be accepted from all target security holders, wherever located. Refer to Rule 14d-10 and the guidance in Release No. 33-8957 (September 19, 2008). Accordingly, please revise to remove the statement on page 4 indicating that tenders will not be accepted from holders of shares in a jurisdiction where the Offerors are prohibited from making a tender offer.

Securities and Exchange Commission
March 5, 2020

RESPONSE:     In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 to remove the statement in the Offer to Purchase indicating tenders will not be accepted from holders in a jurisdiction where the Offerors are prohibited from making the Offer.

Source and Amount of Funds, page 19

2.

On page 5 of the Offer to Purchase, you state that at any time you may substitute a letter of credit in lieu of cash to pay for tendered warrants. This disclosure is inconsistent with the disclosure here. Please clarify.

RESPONSE:     In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 to remove the statement in the Offer to Purchase indicating that the Offerors may substitute a letter of credit in lieu of cash to pay for tendered warrants.

3.

See our last comment above. To the extent that the offer becomes subject to financing, you must revise the Offer to Purchase to include the details of the terms required by Schedule TO. This change may also require an extension of the offer period and redissemination of revised offer materials. Please confirm your understanding in your response letter.

RESPONSE:     We acknowledge the Staff’s comment and advise the Staff that, while the Offerors do not intend for the Offer to become subject to financing, the Offerors will revise the Offer to Purchase and Schedule TO in the event that financing is sought.

Exhibit (a)(1)(B), Form of Letter of Transmittal

4.

In any future tender offers, revise the language on the cover page of the letter of transmittal to note that tendering security holders will have withdrawal rights afforded under Section 14(d)(5) of the Exchange Act to the extent the Offerors have not accepted tendered securities as of that date. We note that you have included such disclosure on page 14 of the Offer to Purchase.

RESPONSE:     We acknowledge the Staff’s comment and advise the Staff that in any future tender offer the Offerors undertake to clarify in the related letter of transmittal the full extent of withdrawal rights afforded to tendering security holders under Section 14(d)(5) of the Exchange Act.

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Securities and Exchange Commission
March 5, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours, /s/ Jack Hightower Jack Hightower Pure Acquisition Corp.

cc:	Steven Tholen, HighPeak Energy, Inc.

Sarah K. Morgan, Vinson & Elkins L.L.P.

Scott D. Rubinsky, Vinson & Elkins L.L.P.